Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “company”)
RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS
London, United Kingdom, 23 February 2011 — Randgold Resources Limited announces that in terms of the company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 4 May 2010, an award of 1 200 restricted shares is made each year to each non-executive director. The price of the 2011 restricted stock calculation was the Nasdaq Global Select Market closing price on 3 January 2011, being US$81.60.
In terms of the 2009 award the third and final tranche of 400 shares has been issued to the beneficial account of each non-executive director.
In terms of the 2010 award the second tranche of 400 shares has been issued to the beneficial account of each non-executive director. A further 400 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the third tranche of the 2010 award, subject to agreed conditions, on 1 January 2012.
In terms of the 2011 award the first tranche of 400 shares has been issued to the beneficial account of each non-executive director. A further 800 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the second and third tranches of the 2011 award, subject to agreed conditions, on 1 January 2012 and 1 January 2013 respectively.
The change in non-executive directors’ holdings in the company is as follows:

					% shareholding of
	Shares awarded			Current holding	issued share
Director	2009	Shares awarded 2010	Shares awarded 2011	after award	capital
N P Cole	400	400	400	4 572	0.01
C L Coleman	400	400	400	3 800	0.00
K Dagdelen	—	—	400	400	0.00
R I Israel	400	400	400	39 463	0.04
P Liétard	400	400	400	34 027	0.04
K Voltaire	400	400	400	4 572	0.01
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com